                               FOR TWO DECADES...
                                  THE PARTNER
                                   OF CHOICE


                                MEDICAL ACTION
                                INDUSTRIES INC.



                              [COVER ILLUSTRATION]



                               ANNUAL REPORT 1997
                                     [LOGO]

Company Profile

Headquartered in Hauppauge, New York, Medical Action Industries Inc. develops, manufactures, markets and distributes a variety of disposable, surgical related products, including laparotomy sponges, operating room towels, sterilization pouches, surgical light handle covers, needle counters, gauze sponges and burn dressings. The Company's manufacturing, packaging, sterilization and warehousing facilities are located in Asheville, North Carolina. Medical Action's products are marketed primarily to hospitals through an extensive network of independent distributors, direct sales personnel and manufacturers' representatives. The Company also manufactures its products under private label contracts with other distributors and medical suppliers. Medical Action is the leading manufacturer and distributor of sterile laparotomy sponges and sterile operating room towels in the United States.


Table of Contents

Selected Financial Data .................................................    1
Letter to Stockholders ..................................................    2
Two Decades of Accomplishment ...........................................    4
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations ..........................................................    5
Balance Sheets ..........................................................    7
Statements of Operations ................................................    8
Statements of Shareholders' Equity ......................................    9
Statements of Cash Flows ................................................   10
Notes to Financial Statements ...........................................   11
Statement of Management Responsibility ..................................   16
Report of Independent Auditors ..........................................   16
Corporate Information and Directory ......................... Inside Back Cover


                                    [PHOTO]


The cover of this year's Annual Report reflects Medical Action Industries' commitment for the past twenty years of establishing and expanding strategic partnerships throughout the supply chain and being recognized as a market leader with a reputation for manufacturing and marketing quality products. We are proud of our accomplishments and are even more determined to keep growing and improving. At the heart of our strategy for success lies our vision: to be the partner of choice for ever better healthcare. Such partnerships will increase stockholder value by leading to the development, acquisition and distribution of quality healthcare products. We continue to meet the ever-changing needs of the industry and our customers. As we approach the next millennium, the opportunities are bright for Medical Action.

Selected Financial Data


Year ended March 31,                           1997           1996           1995            1994           1993
--------------------------------------------------------------------------------------------------------------------
Operations Data
Net Sales..............................     $46,000,309    $38,846,290    $35,111,326     $36,457,455    $33,337,546
Income (loss) before income taxes
  and cumulative effect of
  accounting change....................       1,642,572      1,204,310       (246,695)        648,723      2,018,059
Net income (loss)......................         971,347        710,743       (183,146)        392,103      1,314,742
Net income (loss) per common share:
  Primary..............................             .12            .09           (.02)            .05            .17
  Fully diluted........................             .11            .09           (.02)            .05            .17
--------------------------------------------------------------------------------------------------------------------
Balance Sheet Data
Total assets...........................     $24,993,552    $24,390,336    $24,328,602     $19,270,845    $21,422,559
Working capital (1)....................      10,228,286     10,334,499     11,034,593       9,020,889     10,104,504
Long-term  debt including capital leases
  (less current portion)...............       3,558,674      4,387,958      7,328,626       3,749,965      5,763,011
Shareholders' equity...................      13,417,942     12,273,367     11,209,191      10,883,516     10,440,384
--------------------------------------------------------------------------------------------------------------------

(1) See Management's Discussion and Analysis of Financial Condition and Results of Operations.

(2) There were no cash dividends declared in any of the periods presented above. See Note 9 to Notes to Financial Statements.


Net Sales (In millions of dollars)

                            [GRAPH/CHART DATA POINTS]

                               1997     46,000,309
                               1996     38,846,290
                               1995     35,111,326
                               1994     36,457,455
                               1993     33,337,546
                               1992     27,145,829
                               1991     26,027,843
                               1990     24,223,317
                               1989     26,626,957
                               1988     21,176,607
                               1987     17,012,582
                               1986     14,769,897
                               1985     12,020,192
                               1984     10,494,362
                               1983      7,613,551
                               1982      4,392,113

Milestones - Past and Present

We are pleased to report that fiscal 1997 was the most significant year in the history of Medical Action for establishing, expanding and cultivating strategic partnerships throughout the supply chain. Our financial and operational momentum continued - as we reported record revenues, improved operating profits and successfully integrated the acquisition, completed in January 1996, of certain assets of the sterilization packaging, monitoring and contamination control products of Lawson Mardon Medical Products, Inc. ("Lawson Mardon").

In this annual report, we mark a very special occasion, our 20th anniversary. On April 1, 1977, Medical Action began on a journey fueled by the entrepreneurial spirit of its founder, Joseph R. Meringola, with the hopes and aspirations of developing a medical product, being the best at that product and building a distribution network second to none. Today, Medical Action is recognized as a market leader with a reputation for manufacturing and marketing quality products with annual sales exceeding $46 million.

While we are proud of our accomplishments, we are determined to keep growing and improving. We realize that past triumphs do not guarantee future success, and that we must continue to provide quality products and outstanding service to our customers every day.

Anniversaries are times to look back and we have been reflecting on what makes us strong today and why we are so optimistic about our future. How were we able to start from such modest beginnings to become and maintain dominant market leadership in the manufacture and distribution of sterile laparotomy sponges and sterile disposable operating room towels in the United States? What is different about Medical Action that accounts for this success? After all, companies with far greater resources have attempted the same strategy and failed.

As we think about these questions, certain key concepts come to mind. As reflected on the cover of this annual report, management's philosophy continues to be one of focus on being the healthcare partner of choice. Our belief is a total quality commitment designed to provide superior service to our customers and exceptional returns to our stockholders. Our acquisition program has provided us with a substantial increase in the breadth of product offerings. As a result, we can now improve profitability by consolidating the acquired businesses and

-------------------------------------------------------------------------------
    "We have to know where we have been in order to know where we are going"
                                                  --John F. Kennedy

       To Our Stockholders, Customers, Healthcare Partners and Teammates:
-------------------------------------------------------------------------------

by learning to be more efficient and more effective.



While continuing to seek attractive acquisitions, we are enhancing profitability by pursuing quality in every aspect of our business. To that end, we emphasize training programs, study our paper flow and work processes, devise ways to improve the productivity of our assets, and invest in state of the art information systems and manufacturing equipment.

An important element of Medical Action's success is the ownership it instills in its people. This ownership comes from a combination of tangible incentives and intangible qualities that are being nurtured with great care. Medical Action managers are expected to function as owners. They are given authority and responsibility, and are held accountable for their performance. Our management structure and ownership-type incentives create an environment in which employees strive to earn the respect of their peers and the significant financial benefits offered by our compensation system. Our managers know they are responsible for every aspect of their operation, from planning through resource management. Under this system, Medical Action managers can claim authorship and ownership of their work product, leading to an end result of spirit, pride, a strong sense of competitiveness and a drive for superior performance. On a fully diluted basis, approximately 35% of the Company is owned by employees and directors.

Marketing Strategy

Historically, Medical Action focused on the acute care "hospital" marketplace. As a result of this focus, Medical Action is the market leader in the sale of sterile laparotomy sponges and sterile operating room towels. With its quality product reputation and strong distribution network, the Company has positioned itself as the dominant market share leader of its expanded line of disposable medical products.

Current dynamics in the healthcare industry also contribute to the Company's growth opportunity. Among those factors is the increasing consolidation of manufacturers, distributors, hospitals and group purchasing organizations ("GPO"s) and the emergence of integrated delivery networks ("IDN"s). This, along with the cost pressures of a managed care environment, is providing greater incentives to reduce the number of duplicate vendors for each product line distributed to hospitals and healthcare facilities. Medical Action, because of its preferred vendor status, is strategically positioned to benefit from increased volume as other vendors are eliminated. At the same time, there are tough new regulatory standards for the medical device industry that present formidable barriers to entry for new competitors wishing to enter the market.

Medical Action has traditionally used its sales force to call on individual hospitals to create demand for its products. Increasingly, Medical Action has expanded its national account team to properly focus on the emerging external influences on the hospital purchasing decision, namely GPOs and distributors. Medical Action has leveraged its domestic market share, low cost supplier position, and its leadership in supply chain excellence to become the supplier of choice throughout all aspects of the supply chain. We have preferred vendor status at distributors that ship over 80 percent of the products distributed to the hospital market. Medical Action's portfolio of sole source and/or committed contracts with GPOs is both extensive and complete. Current contracts extending into the next millennium include but are not limited to Premier Inc. (1,822 hospitals), VHA Inc. (1,200 hospitals), Tenet Healthcare Corp. (127 hospitals), AmeriNet (1,903 hospitals), MedEcon (1,046 hospitals), HSCA (961 hospitals),

University HealthSystem Consortium (70 hospitals), Purchase Connection (497 hospitals) and AmeriNet Elite (351 hospitals).

As the pressures to control costs continue, new practices will lead to new distribution strategies. One such high growth opportunity centers around the dynamic "custom procedure tray" industry. These companies, led by Allegiance Healthcare Corp. and Maxxim Medical, take all the components used in a surgical procedure and neatly package and sterilize them in one tray. All of Medical Action's products are put into these trays and the growth opportunity is significant. Medical Action has developed or is in the process of developing preferred component programs with our major GPO partners. These programs, with groups like VHA Inc., Premier Inc., University HealthSystem Consortium and HSCA, will provide ongoing incentives to the above mentioned tray manufacturers to use Medical Action products in their trays.

Business Objectives

Medical Action is aggressively seeking to achieve dramatic growth and consistent profitability while pursuing a long-term objective to remain the healthcare partner of choice. Acquisitions will enable the Company to grow quickly and efficiently by maximizing the revenue potential of new products through its existing channels of distribution to current customers and to new markets, such as alternate care and physicians' offices.

For its expanding line of products, the Company is targeting all hospitals, alternative care facilities and physician, dental and veterinary offices. At the same time, Medical Action is aggressively expanding into the estimated $4 billion international market with all its product lines.

Management anticipates that for fiscal 1998, revenue from products developed and acquired during the past three years will represent approximately 25 percent of the Company's total sales. Acquisitions will continue to play an important role in Medical Action's corporate strategy. Candidates for acquisition will be evaluated on their ability to be accretive to earnings, add breadth to the product lines, provide vehicles into new markets and increase the depth of the Company's manufacturing capabilities.

Also, Medical Action's strong balance sheet and operating cash flow can readily sustain its growth momentum. While intent on growth, the Company is pledged to continue providing quality products and be highly adaptable to the rapidly changing needs of the industry and its customers.

Financial Performance

We are pleased to report that Medical Action produced solid financial results for the fiscal year ended March 31, 1997.

We achieved record revenues of $46,000,000, an 18% increase from $38,846,000 in fiscal 1996. We are especially pleased that for the three months ended March 31, 1997 we achieved record revenues of $12,420,000, the very first time we exceeded the $12 million mark for quarterly revenues. The record net sales level for fiscal 1997 was primarily attributable to approximately $4,837,000 of increased net sales generated from the Lawson Mardon product line, acquired in January 1996, a $890,000, or 7%, increase in net sales of operating room towels, as well as increased market penetration of our QuanTech product line, whose sales increased approximately $693,000, or 22%, and growth in net sales of laparotomy sponges, which increased approximately $465,000, or 3%, compared to fiscal 1996.

Net income for the fiscal year ended March 31, 1997 increased 37% to $971,000, or $.11 per share (fully diluted), versus net income of $711,000, or $.09 per share (fully diluted), in fiscal 1996. Our balance sheet continues to reflect our strong performance. At year end, we had a current ratio of 2.34 and working capital of approximately $10,228,000. In addition, shareholders' equity increased to a record $13,418,000 and has, since fiscal 1991, increased more than 200%.

Future Outlook

For tomorrow, our challenge remains focused. In an industry as volatile and evolutionary as ours, we face a challenge that requires creativity, ingenuity and great performance. We have, intact, a strong foundation for continued excellence. We know where we are going, and we know how to get there. With teamwork, communications and a commitment to quality, we know that all things are possible for Medical Action. We will continue to aggressively seek out acquisition opportunities. We believe that our success has placed us in an advantageous position by expanding whenever and wherever a profitable opportunity arises.

In an environment charged with cost containment, we have responded with innovative ways to build economies into the daily operations of our customers. By helping them save money, our value to our customers shows on their bottom line, and in turn, on ours.

We will also proceed to form partnerships with each level of the supply chain and to increase our business. It is a long road to excellence. Yet, with a vision that is well conceived and performed, it is a road with many rewards along the way. We continue to meet the ever-changing needs of the industry and our customers. The high adaptability and dedication of our employees was and is fundamental to our past and continued future success. Medical Action is well positioned for continued growth. Fiscal 1997 was an aggressive year for Medical Action as we grew the business significantly while making a substantial investment in our infrastructure in order to meet the challenges of fiscal 1998 and beyond.

Our commitment to provide superior returns to our stockholders is reflected in every aspect of our operations. As we begin fiscal 1998, we are extremely excited about our planned acquisition of a 205,000 square foot manufacturing facility on approximately 32 acres in Arden, North Carolina, which will allow us to consolidate our existing three North Carolina facilities into the new building. This facility will provide us with extensive operating efficiencies from plant layout to material handling, while at the same time reducing operating expenses as we have procured advantageous financing with tax exempt

Industrial Revenue Bonds. The transaction is expected to close in early summer. In addition, with the knowledge and understanding that our future success is also based on developing strong management and operating personnel, we named John J. White, Jr. as Vice President of Manufacturing, who will oversee all of our manufacturing operations. Mr. White comes to us with extensive experience in the medical device industry, including packaging, sterilization and regulatory compliance. We are extremely pleased to have him as part of our management team.

The opportunities are bright for Medical Action. We thank our customers, healthcare partners, stockholders and employees for their support of Medical Action Industries and confidently look forward to the future.

-------------------------------------------------------------------------------

                            /s/ Joseph R. Meringola

                            Joseph R. Meringola
                            Chairman of the Board
                            (Chief Executive Officer)


                            /s/ Paul D. Meringola

                            Paul D. Meringola
                            President
                            (Chief Operating Officer)

-------------------------------------------------------------------------------

Medical Action's revenues for fiscal 1997 exceed $46,000,000. Medical      1997
Action internally developed and introduced a line of endoscopic specialty sponges and sponge counter bags. Total assets aproach
$25,000,000. Medical Action agrees to aquire 205,000 square foot manufacturing facility in Arden, North Carolina which allows a consolidation of three separate facilities.

Medical Action acquires the sterilization packaging, monitoring and        1996
contamination control products business Lawson Mardon Medical
Products, Inc.

Medical Action acquires the disposable surgical products business of       1994
QuanTech, Inc., including a proprietary surgical light handle cover, needle counting devices, instrument pouches, magnetic instrument drapes and related products used primarily in the operating room environment; Medical Action introduces a line of specialty sponges, which include dissecting sponges, tonsil sponges, stick sponges and eye spears.

Medical Action's revenues for fiscal 1993 exceed $33,000,000; Medical      1993
Action is one of the leading manufacturers of operating room towels;

Medical Action implements electronic data interchange ("EDI"), which allows for paperless transactions, including order entry, reduces costs and permits our partners to reduce inventory levels.

Paul D. Meringola appointed President and Director of Medical Action;      1992
the Company's New York headquarters move to 150 Motor Parkway,
Hauppauge, New York.

Medical Actions revenues for fiscal 1988 exceed $21,000,000.               1988

                                                                   [LOGO]

Requiring significantly more manufacturing space, South Mountain           1987
Medical, Inc. moves its manufacturing operations into a 52,000 square foot facility in Asheville, North Carolina; Medical Action reincorporates in the State of Delaware.

Medical Action introduces, under the trademark ACTISORB(TM), a line of     1986
cotton absorbent operating room towels; Medical Action's common stock commences trading on the NASDAQ "National Market System" under the symbol MDCI.

South Mountain Medical, Inc. becomes a wholly-owned subsidiary;            1984
Medical Action's revenues for fiscal 1984 exceed $10,000,000; Medical
Action successfully completes a $3,000,000 initial public offering;
Medical Action is one of the leading manufacturers of laparotomy sponges.

Requiring additional office and warehouse space, Medical Action moves      1983
its executive offices into a 17,800 square foot facility at 1934 New
Highway, Farmingdale, New York.

Medical Action acquires a majority interest in South Mountain Medical,     1981
Inc. a North Carolina corporation, the Company's contract manufacturer.

Medical Action's revenues for fiscal 1980 approach $1,000,000.             1980

Joseph R. Meringola, the Company's founder, incorporates Medical           1977
Action Industries Inc. in the State of New York for the purpose of manufacturing, marketing and distributing a variety of surgical-related products.

-------------------------------------------------------------------------------
                          FOR TWO DECADES...
                              THE PARTNER
                               OF CHOICE
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results
of Operations
-------------------------------------------------------------------------------

RESULTS OF OPERATIONS

Fiscal 1997 Compared to Fiscal 1996

     Net sales for the fiscal year ended March 31, 1997 increased 18% to $46,000,000 from $38,846,000 for the fiscal year ended March 31, 1996. The increase in net sales was primarily attributable to a full year of net sales of the medical sterilization products acquired from Lawson Mardon Medical Products, Inc. in January 1996, which increased $4,837,000; a $890,000 or 7% increase in net sales of operating room towels; a $693,000 or 22% increase in net sales from the QuanTech product line; and an increase of $465,000 or 3% in net sales of laparotomy sponges. Net sales of operating room towels and laparotomy sponges increased by 16% and 3% in unit sales, respectively. Management believes that the increase in net unit sales of operating room towels, the QuanTech product line and laparotomy sponges was primarily due to greater domestic market penetration.

     The Company presently obtains substantially all of its raw materials for operating room towels from China. These operating room towels are designated as a textile, for which an export visa is required. These export visas may impact the availability and pricing of operating room towels. While the Company cannot predict whether or not these conditions will occur during fiscal 1998, the Company has accelerated its procurement of operating room towels from China. Management believes that it will be able to meet the Company's requirements of operating room towels for fiscal 1998.

     Gross profit increased $1,516,000, or 19%, to $9,673,000 for the fiscal year ended March 31, 1997 as compared to $8,157,000 for the prior fiscal year. Gross profit as a percentage of sales for the fiscal year ended March 31, 1997 remained at 21.0% as compared to the prior fiscal year. The increase in gross profit dollars was primarily attributable to the increase in net sales.

     Selling, general and administrative expenses increased by $1,288,000 to $7,375,000 for the fiscal year ended March 31, 1997 from $6,087,000 for the prior fiscal year. As a percentage of net sales, selling, general and administrative expenses increased to 16.0% for the fiscal year ended March 31, 1997 as compared to 15.7% for the fiscal year ended March 31, 1996. The increase in selling, general and administrative expense dollars as a percentage of sales was primarily attributable to selling expenses associated with achieving higher net sales, the introduction of new products resulting from the recent acquisitions, and an increase in our sales and marketing infrastructure, which management believes will facilitate future growth.

     Interest expense decreased 24% from $865,000 or 2.0% of net sales to $655,000 or 1.4% of net sales for the fiscal years ended March 31, 1996 and March 31, 1997, respectively. The decrease in interest expense was attributable to a decrease in the average principal loan balances outstanding during the fiscal year ended March 31, 1997 as compared to the fiscal year ended March 31, 1996. The decrease in principal loan balances outstanding during the year was primarily attributable to net cash provided from operating activities during fiscal 1997.

     Net income for the fiscal year ended March 31, 1997 was $971,000, or $.11 per share (fully diluted), as compared to $711,000, or $.09 per share (fully diluted), for the fiscal year ended March 31, 1996. The increase in net income was attributable to the increase in net sales and gross profits and the decrease in interest expense, which were partially offset by an increase in selling, general and administrative expenses.

Fiscal 1996 Compared to Fiscal 1995

     Net sales for the fiscal year ended March 31, 1996 increased 11% to $38,846,000 from $35,111,000 for the fiscal year ended March 31, 1995. The increase in net sales was primarily attributable to a $3,014,000 or 19% increase in net sales of laparotomy sponges, a $1,420,000 or 83% increase in net sales of the QuanTech product line and $1,157,000 in net sales of the products acquired from Lawson Mardon Medical Products, Inc. in January 1996. These increases were partially off-set by a $793,000 or 6% decrease in net sales of operating room towels, and a $986,000 decrease in net sales of lower margin international gauze products. Net sales of laparotomy sponges increased 24% in unit sales and net sales of operating room towels decreased by 11% in unit sales. Management believes that the increase in net sales of laparotomy sponges was primarily due to greater domestic market penetration. The Company also benefitted from a full year of net sales from the QuanTech product line, which was acquired in August 1994. It is anticipated that the Company will continue to de-emphasize its attention on international sales of gauze products, which are typically at lower margins, and focus on continuing to aggressively introduce new products, either by internal development or acquisition.

     The Company presently obtains substantially all of its raw materials for operating room towels from China. These operating room towels are designated as a textile, for which an export visa is required. These export visas have continued to adversely impact the availability and pricing of operating room towels. While the Company cannot predict whether or not these conditions will continue during fiscal 1997, the Company has accelerated its procurement of operating room towels from China and, to a lesser extent, secured operating room towels from sources outside of China. Management believes that it will be able to meet the Company's requirements of operating room towels for fiscal 1997.

     Gross profit increased $1,875,000, or 30%, to $8,157,000 for the fiscal year ended March 31, 1996, as compared to $6,282,000 for the prior fiscal year. Gross profit as a percentage of sales for the fiscal year ended March 31, 1996 increased to 21.0% from 17.9% for the prior fiscal year. The increase in gross profit dollars and percentage was primarily attributable to the increase in net sales, improved efficiencies at the Company's manufacturing facilities in North Carolina and increased selling prices of operating room towels, which have been partially off-set by increases in the cost of raw materials from China.


     Selling, general and administrative expenses increased by $255,000 to $6,087,000 for the fiscal year ended March 31, 1996 from $5,832,000 for the prior fiscal year. This increase was primarily attributable to selling expenses associated with achieving higher net sales and the introduction of new products resulting from the recent acquisitions. As a percentage of net sales, selling, general and administrative expenses decreased to 15.7% for the fiscal year ended March 31, 1996 as compared to 16.6% for the fiscal year ended March 31, 1995 due to management's efforts to control and reduce expenses wherever possible.

     Interest expense increased 24% from $696,000, or 2.0% of net sales, to $865,000, or 2.2% of net sales, for the fiscal years ended March 31, 1995 and 1996, respectively. The increase in interest expense was attributable to an increase in the prime lending rate in addition to an increase in the average principal loan balances outstanding during the year ended March 31, 1996 as compared to the year ended March 31, 1995. The increase in principal loan balances outstanding during the year was primarily attributable to higher inventory levels of operating room towels and to a full year of outstanding borrowings incurred in connection with the acquisition of QuanTech, Inc. in August 1994.

     Net income for the fiscal year ended March 31, 1996 was $711,000, or $.09 per share, as compared to a net loss of $183,000, or $.02 per share, for the fiscal year ended March 31, 1995. The increase in net income was attributable to the increase in net sales and gross profits, which were partially off-set by an increase in selling, general and administrative expenses and an increase in interest expense.

Liquidity and Capital Resources

     Current assets have increased $157,000 to $17,859,000 at March 31, 1997 from $17,702,000 at March 31, 1996. The increase was primarily attributable to a $456,000 increase in inventory, which was partially offset by a $229,000 decrease in cash. The Company increased its inventory primarily to support the increased sales of newly acquired products. The Company had working capital of $10,228,000 with a current ratio of 2.34 at March 31, 1997 as compared to working capital of $10,334,000 with a current ratio of 2.40 at March 31, 1996. Total borrowings outstanding, exclusive of the promissory note due Lawson Mardon, were $8,317,000 with a debt to equity ratio of .62 at March 31, 1997 as compared to $8,769,000 with a debt to equity ratio of .71 at March 31, 1996. The decrease in total borrowings outstanding at year-end is primarily due to increased cash flow from operations and a reduction of the cash balance.

     On October 24, 1995, the Company signed a Third Amended and Restated Revolving Credit Note and Agreement with its existing bank. The Agreement, which expires on September 30, 1998, contains a borrowing limit of $10,000,000. The Credit Agreement bears interest at 1/4% over the prime lending rate, a decrease of 1/4% from the previous agreement, and has a $4,000,000 sublimit for bankers acceptances, which bear interst at 1-1/2% over the prevailing bankers acceptance rate, and a $2,000,000 sublimit for letters of credit. Long term funds available under this Agreement amounted to $3,795,699 at March 31, 1997 as defined in the borrowing base formula. The loan amount is collateralized by all of the assets of the Company and contains certain restrictive covenants, which among other matters, impose limitations with respect to the incurrence of liens, payment of dividends, guarantees, mergers, acquisitions, capital expenditures and specified sales of assets. At March 31, 1997, the Company was in compliance with all such covenants and financial ratios.

     The Company believes that the anticipated future cash flow from operations, coupled with its cash on hand and available funds under its revolving credit agreement, will be sufficient to meet its working capital requirements for fiscal 1998. Management believes that it will be able to meet the anticipated demand for operating room towels for fiscal 1998.

     The Company believes that the relatively moderate rates of inflation in 1997 and 1996 have not had significant impact on sales and profitability.

Balance Sheets

                                                                          MEDICAL ACTION INDUSTRIES INC.
--------------------------------------------------------------------------------------------------------
March 31,                                                                         1997          1996
--------------------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash......................................................................  $   275,339   $   503,927
   Accounts receivable, less allowance for doubtful accounts of $112,239 at
     March 31, 1997 and $110,953 at March 31, 1996...........................    6,064,518     6,010,649
   Inventories ..............................................................   11,034,902    10,578,598
   Prepaid expenses..........................................................      237,270       278,400
   Other current assets......................................................      246,880       330,212
--------------------------------------------------------------------------------------------------------
Total current assets.........................................................   17,858,909    17,701,786
Property and equipment, at cost, less accumulated depreciation of $4,297,098
     at March 31, 1997 and $3,970,656 at March 31, 1996......................    4,023,409     3,634,476
Investment in joint ventures.................................................      495,135       581,135
Due from officers............................................................      195,000            --
Excess of cost over net assets acquired, less accumulated amortization of
   $354,696 at March 31,1997 and $217,425 at March 31, 1996..................    2,314,848     2,452,119
Other assets.................................................................      106,251        20,820
--------------------------------------------------------------------------------------------------------
Total assets.................................................................  $24,993,552   $24,390,336
--------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable...........................................................  $ 1,722,842   $ 1,393,283
  Accrued expenses, payroll and payroll taxes................................      481,580       724,462
  Accrued income taxes.......................................................       14,031       128,314
  Current portion of capital lease obligations...............................      130,703        20,511
  Notes payable to bank......................................................    3,954,301     3,993,215
  Other note  payable........................................................           --       641,845
  Current portion of long-term debt..........................................    1,327,166       465,657
--------------------------------------------------------------------------------------------------------
  Total current liabilities..................................................    7,630,623     7,367,287
  Deferred income taxes......................................................      386,313       361,724
  Capital  lease obligations, less current portion...........................      523,636        77,416
  Long-term debt, less current portion.......................................    3,035,038     4,3l0,542
--------------------------------------------------------------------------------------------------------
                                                                                11,575,610    12,116,969
--------------------------------------------------------------------------------------------------------
Shareholders' equity :
 Common stock, 15,000,000 shares authorized, $.001 par value:
  issued 8,230,289 shares at March 31, 1997 and 8,199,789
  shares at March 31, 1996...................................................        8,230         8,200
 Additional paid-in capital, net  of deferred compensation of
 $296,125 at March 31,1997 and $417,484 at March 31,1996.....................    8,178,780     8,005,582

 Retained earnings...........................................................    5,230,932     4,259,585
--------------------------------------------------------------------------------------------------------
Total shareholders' equity...................................................   13,417,942    12,273,367
Commitments (Note 9)
--------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity...................................  $24,993,552   $24,390,336
--------------------------------------------------------------------------------------------------------

See accompanying notes

Statements of Operations

                                                                         MEDICAL ACTION INDUSTRIES INC.
-------------------------------------------------------------------------------------------------------
Year ended March 31,                                            1997           1996           1995
-------------------------------------------------------------------------------------------------------
Net sales ...............................................   $ 46,000,309   $ 38,846,290   $ 35,111,326
Cost of sales ...........................................     36,327,173     30,689,411     28,829,516
-------------------------------------------------------------------------------------------------------
Gross profit ............................................      9,673,136      8,156,879      6,281,810
-------------------------------------------------------------------------------------------------------
Selling, general and administrative expenses.............      7,375,479      6,087,447      5,832,252
Interest expense, net ...................................        655,085        865,122        696,253
-------------------------------------------------------------------------------------------------------
                                                               8,030,564      6,952,569      6,528,505
-------------------------------------------------------------------------------------------------------
Income (loss) before income taxes .......................      1,642,572      1,204,310       (246,695)
Income tax expense (benefit) ............................        671,225        493,567        (63,549)
-------------------------------------------------------------------------------------------------------
Net  income (loss) ......................................   $    971,347   $    710,743   $   (183,146)
-------------------------------------------------------------------------------------------------------
Net income (loss) per common share:
   Primary ..............................................   $        .12   $        .09   $       (.02)
   Fully diluted ........................................   $        .11   $        .09   $       (.02)
-------------------------------------------------------------------------------------------------------

See accompanying notes.

Statements of Shareholders' Equity

                                                                                                  MEDICAL ACTION INDUSTRIES INC.
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        Total
                                                Common Stock           Additional        Deferred       Retained   Shareholders'
                                              Shares      Amount     Paid-In Capital   Compensation     Earnings       Equity
--------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 1994 .............     7,536,024     $ 7,536       $ 7,504,531    $  (410,539)   $ 3,731,988   $10,833,516
Issuance of common stock:
   Pursuant to Restricted Management
      Stock Bonus Plan ................        80,000          80           199,920       (200,000)
   Shares issued for Quan Tech,
      Inc. acquisition ................       453,408         453           652,453                                     652,906
Amortization of deferred
   compensation .......................                                                     55,915                       55,915
Cancellation of stock pursuant
   to Restricted Management
      Stock Bonus Plan ................       (10,000)        (10)          (22,490)        22,500
Common stock repurchased by the
   Company and retired ................       (57,143)        (57)         (149,943)                                   (150,000)
Net loss ..............................                                                                  (183,146)     (183,146)
--------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 1995 .............     8,002,289       8,002         8,184,471       (532,124)     3,548,842    11,209,191
--------------------------------------------------------------------------------------------------------------------------------
Issuance of common stock:
      On exercise of stock options ....       207,500         208           159,357                                     159,565
Amortization of deferred
      compensation ....................                                                    114,640                      114,640
Common stock received and retired
      in lieu of cash for exercise of
      stock options ...................       (10,000)        (10)          (17,490)                                    (17,500)
Tax benefit from vesting of stock
      under Restricted Management
      Stock Bonus Plan and exercise
      of non-qualified options ........                                      96,728                                      96,728
Net income ............................                                                                   710,743       710,743
--------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 1996 .............     8,199,789       8,200         8,423,066       (417,484)     4,259,585    12,273,367
--------------------------------------------------------------------------------------------------------------------------------
Issuance of common stock:
      Pursuant to Stock Incentive
         Plan .........................        10,000          10            23,740        (23,750)
      On exercise of stock options ....        20,500          20            30,005                                      30,025
Amortization of deferred
      compensation ....................                                                    145,109                      145,109
Net tax liability from vesting of stock
      under Restricted Management
      Stock Bonus Plan and exercise

      of non-qualified options ........                                      (1,906)                                     (1,906)
Net income ............................                                                                   971,347       971,347
--------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 1997 .............     8,230,289     $ 8,230       $ 8,474,905    $  (296,125)   $ 5,230,932   $13,417,942
--------------------------------------------------------------------------------------------------------------------------------

See accompanying notes.

Statements of Cash Flows

                                                                                     MEDICAL ACTION INDUSTRIES INC.
-------------------------------------------------------------------------------------------------------------------
Year ended March 31,                                                        1997           1996           1995
-------------------------------------------------------------------------------------------------------------------
Operating activities
Net income (loss) ...................................................   $   971,347    $   710,743    $  (183,146)
Adjustments to reconcile net income (loss) to net cash
   provided by (used in) operating activities:
      Depreciation and amortization .................................       687,799        867,851        810,317
      Provision for doubtful accounts ...............................        25,000           --             --
      Deferred income taxes .........................................        24,589        (52,538)       (69,388)
      Deferred compensation .........................................       145,109        114,640         55,915
      Loss on sale of property and equipment ........................          --           14,324           --
      Changes in operating assets and liabilities:
         Accounts receivable ........................................       (78,869)       870,426     (1,255,535)
         Inventories ................................................      (456,304)    (1,241,479)    (1,443,192)
         Prepaid expenses, other current assets and other receivables        32,462        395,908        (80,612)
         Recoverable income taxes ...................................          --             --          170,071
         Other assets ...............................................       (85,431)          --            1,017
         Accounts payable ...........................................       329,559       (183,091)       (16,904)
         Accrued income taxes .......................................      (116,189)       214,436         10,607
         Accrued expenses, payroll and payroll taxes ................      (242,882)       372,380       (133,973)
-------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities .................     1,236,190      2,083,600     (2,134,823)
-------------------------------------------------------------------------------------------------------------------
Investing activities
Purchase price and related acquisition costs (Note 3) ...............          --          (75,871)          --
Purchases of property and equipment .................................      (214,691)       (50,459)      (157,013)
Proceeds from sale of property, plant and equipment .................        92,000        188,100           --
Loan to Chairman of the Board .......................................       (59,000)       (60,000)          --
Repayment of loan to Chairman of the Board ..........................        59,000         60,000           --
Loans to officers - net .............................................      (195,000)          --             --
-------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by investing activities .................      (317,691)        61,770       (157,013)
-------------------------------------------------------------------------------------------------------------------
Financing activities
Proceeds from revolving line of credit and long-term borrowings .....     2,707,512      3,233,803      6,593,367
Principal payments on revolving line of credit, term loan,
   long-term debt and capital lease obligations .....................    (3,884,624)    (5,562,440)    (4,252,490)
Proceeds from exercise of employee stock options ....................        30,025        142,065           --
-------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by financing activities .................    (1,147,087)    (2,186,572)     2,340,877
-------------------------------------------------------------------------------------------------------------------
(Decrease) increase in cash .........................................      (228,588)       (41,202)        49,041
Cash at beginning of year ...........................................       503,927        545,129        496,088
-------------------------------------------------------------------------------------------------------------------

Cash at end of year .................................................   $   275,339    $   503,927    $   545,129
-------------------------------------------------------------------------------------------------------------------
Supplemental disclosure:
   Interest paid ....................................................   $   656,841    $   875,923    $   809,305
-------------------------------------------------------------------------------------------------------------------
   Income taxes paid ................................................   $   762,824    $   336,478    $      --
-------------------------------------------------------------------------------------------------------------------


See accompanying notes.

NOTES TO FINANCIAL STATEMENTS                                    March 31, 1997

                                                  MEDICAL ACTION INDUSTRIES INC.
1. Significant Accounting Policies

Inventories
Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

Property and Equipment
Property and equipment are stated at cost. Leases meeting the criteria for capitalization are recorded at the present value of future lease payments. Maintenance and repairs are charged to operations as incurred and expenditures for major improvements are capitalized. The carrying amount and related accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and any resulting gain or loss is reflected in operations in the year of disposal. Depreciation of property and equipment is provided on a straight-line basis over the estimated useful lives of the related assets (buildings-40 years; factory equipment-10 to 20 years; fixtures and other equipment-3 to 5 years). Amortization of leasehold improvements is provided on the straight-line method over the period of their economic or related lease lives, whichever is less.

Revenue Recognition
The Company recognizes income (sales) as products are shipped.

Concentration of Credit Risk
The Company manufactures and distributes disposable medical products principally to medical product distributors, hospital buying groups and hospitals located throughout the United States. The Company performs credit evaluations of its customers' financial condition and does not require collateral. Receivables are generally due within 60-90 days. Credit losses relating to customers have historically been minimal and within management's expectations. (See Note 13 for major customers.)

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.



Per Share Information
Net income (loss) per common share is computed using the weighted average number of common shares and dilutive common equivalent shares outstanding, if applicable. Shares used in the computation of primary earnings per share amounted to 8,443,098, 8,247,646 and 7,842,964 for the years ended March 31, 1997, 1996 and 1995, respectively. Shares used in the computation of fully-diluted earnings per share amounted to 8,626,221, 8,265,012 and 7,842,964 for the years ended March 31, 1997, 1996 and 1995, respectively.

Stock Compensation
In accordance with the provisions of Financial Accounting Standards Board ("FASB") Statement No. 123, "Accounting and Disclosure of Stock - Based Compensation" ("SFAS No. 123,"), the Company continues to apply Accounting Principles Board Opinion 25 ("APB 25") and related interpretations in accounting for stock option and restricted stock bonus plans. Note 11 contains a summary of the pro forma effects to reported net income and earnings per share for the years ended March 31, 1997, and 1996 had the Company elected to recognize compensation expense based on the fair value of the options on the date of grant as prescribed by SFAS No. 123.

Impairment of Long-Lived Assets
In March 1995, the FASB issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted Statement 121 in the first quarter of fiscal 1997. Such adoption has not resulted in the recognition of an impairment loss as indicators of impairment are not present.

2.  Inventories

Inventories consist of the following:

-----------------------------------------------------------------
March 31,                                 1997            1996
-----------------------------------------------------------------
Finished goods........................ $ 4,491,193    $ 3,973,422
Raw materials.........................   6,543,709      6,605,176
Total................................. $11,034,902    $10,578,598
-----------------------------------------------------------------

3.  Acquisitions

On January 30, 1996, the Company acquired certain assets of the sterilization packaging, monitoring and contamination control products business of Lawson Mardon Medical Products, Inc. ("SBW"). The purchase price for the acquired assets consisted of $25,000 in cash, a promissory note in the amount of $855,793 and $527,000 of SBW inventory. The acquisition has been accounted for as a purchase and the operations of SBW have been included in the Company's Statement of Operations since the acquisition date. The excess of the purchase price and related expenses over the net assets acquired amounted to $75,871 and is being amortized over ten (10) years ($8,852 and $1,265 as of March 31, 1997 and March 31, 1996 respectively).

On August 12, 1994, the Company acquired substantially all of the assets and certain liabilities of Quan Tech, Inc.("Quan Tech"). Quan Tech's business consisted of the manufacture and distribution of disposable surgical supplies and a patented light handle cover used primarily in operating rooms of hospitals and out-patient surgical centers. The purchase price consisted of the issuance of 453,408 unregistered shares of the Company's common stock in addition to the assumption of $1,941,000 of the fair value of net liabilities assumed in excess of assets acquired. The acquisition has been accounted for as a purchase and the operations of Quan Tech have been included in the Company's Statement of Operations since the acquisition date. The aggregate of the purchase price and the net liabilities assumed totaling $2,594,000 is being amortized over twenty
(20) years ($345,844 and $216,160 as of March 31, 1997 and 1996 respectively).

4.  Property and Equipment

Property and equipment (including those arising from capital leases) are summarized as follows:
-----------------------------------------------------------------
March 31,                            1997           1996
-----------------------------------------------------------------
Building......................   $1,550,000     $1,550,000
Factory equipment.............    4,994,366      4,818,896
Furniture and fixtures........      483,229        483,229
Leasehold improvements........      550,259        550,259
Capital leases-equipment......      735,833         97,063
Automobiles and trucks........        6,820        105,685
-----------------------------------------------------------------
                                  8,320,507      7,605,132

Less accumulated depreciation
     and amortization.........    4,297,098      3,970,656
-----------------------------------------------------------------
                                 $4,023,409     $3,634,476
-----------------------------------------------------------------

5.  Joint Venture Agreements

In March 1989, the Company entered into a joint venture agreement with a supplier in the Peoples Republic of China. The name of the joint venture company, in which the Company holds an equity interest of 40%, is Wujiang Action Medical Material Company Limited. Through fiscal 1991 the Company had contributed equipment in the amount of $680,000 and cash in the amount of $153,000.

In fiscal 1990, the Company entered into a second joint venture agreement with another supplier in the Peoples Republic of China. The name of the joint venture company, in which the Company holds an equity interest of 31%, is Zhejiang East Asia Medical Material Co. Limited. The Company contributed $212,000 to this joint venture through fiscal 1993.

The purpose of both joint ventures, which became operational in January 1990, is to manufacture disposable medical towels, gauze sponges, lap sponges and other medical material for sale by the Company. As a result of the economic and other uncertainties of doing business in the Peoples Republic of China, and the Company's inability to exercise significant influence over certain policies of the joint ventures, the Company does not follow the equity method of accounting with respect to these joint ventures. These investments are treated as deferred cost incurred to obtain a reliable supply of quality products and, accordingly, the Company is amortizing the costs of its investments over the initial 15 year term of the joint venture agreements ($86,000 in 1997, $85,000 in 1996 and $84,000 in 1995.)

During fiscal 1989, the Company purchased a bleachery system with the intention of placing the system in operation at one of its joint ventures in China. In fiscal 1992, the Company entered into an agreement and sold the equipment to Zhejiang East Asia Medical Material Co. Limited ("the buyer"). Under the terms of the agreement, the buyer will supply to the Company at no cost, surgical sponges valued at $1,140,000 (which approximates the Company's acquisition and installation costs) over a period of six years. Through March 31, 1997, the Company has received approximately $1,091,000 of surgical sponges under this agreement. The anticipated amount of the surgical sponges to be received in fiscal 1998 ($49,000) has been included in other current assets.

6. Related Party Transactions

At various times during fiscal 1997, the Company made loans to certain officers which totaled $195,000. These loans, which charge no interest, are payable on demand and are classified as long-term assets as there are presently no repayment terms.

In May 1994, the Company purchased and simultaneously retired 57,143 shares of its common stock from Joseph R. Meringola. These shares were acquired by the Company at their fair market value on such date ($150,000), which was applied in full satisfaction of his outstanding loan of that amount.

7.  Income Taxes

Income tax (benefit) expense consists of the following:

-----------------------------------------------------------------
March 31,                  1997             1996             1995
-----------------------------------------------------------------
Current:
   Federal............  $561,315         $471,278       $  5,839
   State..............    85,321           74,827            --
Deferred..............    24,589          (52,538)       (69,388)
-----------------------------------------------------------------
                        $671,225         $493,567       $(63,549)
-----------------------------------------------------------------


Deferred taxes relate to differences between the tax basis of certain assets and liabilities and their financial reporting amounts. The principal types of such differences relate to accelerated depreciation, inventory and allowances for bad debts.

The following table indicates the significant elements contributing to the difference between the statutory federal tax rate and the Company's effective tax rate for 1997, 1996 and 1995:

-----------------------------------------------------------------
March 31,                  1997             1996           1995
-----------------------------------------------------------------
Statutory rate........... 34.0%             34.0%         (34.0)%
State taxes..............  3.4%              4.1           (2.6)
Nondeductible expenses...  3.1%              4.0           14.9
Other....................  0.4%             (1.1)          (4.1)
-----------------------------------------------------------------
Effective tax rate....... 40.9%             41.0%         (25.8)%

8.  Leases

The Company leases various warehouse and office space under noncancellable operating leases expiring at various times through fiscal 1999. The Company also leases certain equipment and vehicles under noncancellable capital and operating leases expiring in various years through fiscal 2002.

The following is a schedule of future minimum payments, by year and in the aggregate, under capital leases and noncancellable operating leases with initial or remaining terms of one year or more at March 31, 1997:

-----------------------------------------------------------------
                                         Capital        Operating
                                          Leases         Leases
-----------------------------------------------------------------
1998.................................   $184,194        $247,984
1999.................................    181,460         212,929
2000.................................    181,957          15,482
2001.................................    171,658           5,311
2002.................................     72,798             --
-----------------------------------------------------------------
Total minimum lease payments             792,067        $481,706
Amounts representing interest            137,728
-----------------------------------------------------------------
Present value of net minimum
   lease payments ($130,703 of
   which is current).................   $654,339
-----------------------------------------------------------------

Equipment acquired under capital leases was $638,770 and $72,940 in fiscal 1997 and 1996 respectively. Rental expense under operating leases was $566,095,

$548,624 and $445,819 for the fiscal years ended March 31, 1997, 1996 and 1995 respectively.

9.  Long Term Debt

-----------------------------------------------------------------
March 31,                             1997               1996
-----------------------------------------------------------------
Revolving credit agreement(a)...... $2,250,000         $2,200,000
Equipment and term notes
   payable (b), (c), (d) and (e)...  1,263,373          1,578,773
Mortgage notes payable (f).........    848,831            997,426
-----------------------------------------------------------------
                                     4,362,204          4,776,199
Less current portion...............  1,327,166            465,657
-----------------------------------------------------------------
                                    $3,035,038         $4,310,542
-----------------------------------------------------------------

     (a) On October 24, 1995, the Company signed a Third Amended and Restated Revolving Credit Note and Agreement with its existing bank. The Agreement, which expires on September 30, 1998, maintained the borrowing limit at $10,000,000. The credit agreement bears interest at the prime lending rate (8.50% at March 31, 1997) plus 1/4% and has a $4,000,000 sublimit for bankers acceptances, which bear interest at 1-1/2% over the prevailing bankers acceptance rate, and a $2,000,000 sublimit for letters of credit. Bankers acceptances at March 31, 1997 and 1996 in the amount of $3,954,301 and $3,993,215, respectively, have been classified as notes payable. The weighted average interest rate on such short borrowings outstanding was 7.36% and 7.23% at March 31, 1997 and 1996, repectively. Borrowings are further limited to 80% of eligible accounts receivable, as defined, and 55% of eligible inventory, as defined, with an inventory sublimit of $6,500,000. Borrowings under this agreement are collateralized by all the assets of the Company, and the agreement contains certain restrictive covenants, which among other matters, impose limitations with respect to the incurrence of liens, payment of dividends, guarantees, mergers, acquisitions, capital expenditures and specified sales of assets. The Company is also required to maintain various financial ratios with which it is in compliance at March 31, 1997.

     (b) On August 12, 1994, in connection with the Quan Tech acquisition, the Company entered into three separate credit notes payable with former creditors of the acquired company: a revolving credit note in the amount of $750,000, which matures on August 2, 1997 and bears interest at 1/4% over the bank's prime lending rate; a promissory note in the amount of $137,912, which matures on August 12, 1997 and bears interest at the rate of 8%, and a promissory note in the amount of $125,461, which also matures on August 12, 1997 and bears interest at the rate of 8%. Each of the notes is unsecured and requires no principal payments until their respective maturity dates.

     (c) On September 17, 1993, the Company entered into a term loan agreement with a bank for the purchase of equipment in the amount of $700,000. The loan is payable in six monthly installments of interest only at the rate of prime plus 3/4% followed by fifty-six equal monthly installments of $12,500 plus interest.


     (d) On January 26, 1993, the Company entered into a term loan agreement with a bank for $800,000 payable in equal monthly installments of $16,700 plus interest with the final payment due on January 27, 1997. The term loan bears interest at the rate of prime plus 3/4% and is secured by equipment of the Company. This loan was fully repaid during the year ended March 31, 1997.

     (e) In March 1990, the Company financed the construction of its inhouse sterilizer facility with a demand note payable of $655,000, which in September 1990, was refinanced into a five year term loan agreement with another bank for $555,000 payable in monthly installments of $9,250 plus interest at prime plus 1/2%. This note was fully repaid during the year ended March 31, 1996.

     (f) In April 1990, the Company completed the purchase of its Asheville, North Carolina manufacturing facility from a related entity. The purchase of the facility was financed with a twenty (20) year mortgage note payable which requires payments of principal and interest aggregating $19,300 per month. The mortgage bears interest at the prime lending rate plus 1/2% and is collateralized by the manufacturing facility which has a net book value of $1,298,000 at March 31, 1997. It is anticipated that this mortgage will be fully amortized during the fiscal year ending March 31, 2002. See Note 14.

Maturities of long term debt are as follows at March 31, 1997:

-------------------------------------------
1998...........................  $1,327,166
1999...........................   2,528,713
2000...........................     194,995
2001...........................     212,758
2002...........................      98,572
-------------------------------------------
                                 $4,362,204
-------------------------------------------

The carrying amounts of the Company's long term debt approximate their fair value at March 31, 1997.

10.  Other Note Payable

In January 1996, in connection with the acquisition of SBW (See Note 3), the Company signed a promissory note in the amount of $855,793. The note was payable in four (4) equal monthly installments commencing on March 1, 1996, and was subject to certain reductions based on the Company's collection of the accounts receivable purchased. The note bore interest at the prime lending rate. This note was fully repaid during the year ended March 31, 1997.

11. Shareholders' Equity and Stock Plans

In 1984, The Company's Board of Directors and stockholders approved an Incentive Stock Option Plan (the "Incentive Option Plan"). The Incentive Option Plan, which expired in May 1994, authorized the granting, to key employees, of options to purchase an aggregate of 350,000 shares of the Company's common stock at the fair market value at the date of grant. Options vest over a two year period and expire five years from date of grant unless employment is terminated, in which event, subject to certain exceptions, the options terminate three months subsequent to date of termination. At March 31, 1995, there were no shares available for granting of future options. During fiscal 1997, all remaining outstanding options expired. The number of shares exercisable at March 31, 1997, 1996 and 1995 were 0, 147,500 and 147,500, respectively.

During fiscal 1990, the Company's Board of Directors and stockholders approved a Non-Qualified Stock Option Plan (the "Non-Qualified Option Plan"). The Non-Qualified Option Plan, as amended, authorizes the granting to employees of the Company options to purchase an aggregate of 1,650,000 shares of the Company's common stock. The options are granted at the fair market price or at a value that is not less than 85% of the fair market value on the date of grant. The options are exercisable in two equal installments on the first and second anniversary of the date of grant. Options expire five years from the date of grant unless the employment is terminated, in which event, subject to certain exceptions, the options terminate two months subsequent to date of termination. At March 31, 1997 there were 264,000 shares available for granting of future options. The number of shares exercisable at March 31, 1997, 1996 and 1995 were 456,000, 349,500 and 407,750, respectively.

In 1984, the Company's Board of Directors and stockholders approved a Restricted Management Stock Bonus Plan (the "Bonus Plan"). Under the Bonus Plan, which expired in May 1994, 500,000 shares of the Company's common stock may be sold to executives and other key salaried employees at par value ($.001 per share). Shares issued under the Bonus Plan vest in four equal installments on the second, third, fourth and fifth anniversaries of the date of issuance. Except for those shares which have vested, shares issued under the Bonus Plan may not be sold, transferred or otherwise disposed of unless they are first offered to the Company at par value. At March 31, 1997, 489,563 shares had been issued, of which 372,938 have vested.

In 1994, the Company's Board of Directors and stockholders approved the 1994 Stock Incentive plan (the "Incentive Plan"), which covers 500,000 shares of the Company's common stock. The Incentive Plan, which expires in 2004, permits the granting of incentive stock options, shares of restricted stock and non-qualified stock options. All officers and key employees of the Company and its affiliates are eligible to participate in the Incentive Plan. The Incentive Plan is administered by the Stock Option Committee of the Board of Directors, which determines the persons to whom, and the times at which awards will be granted. In addition, the Stock Option Committee decides the type of awards to be granted and all other related terms and conditions of the awards. The per share exercise price of any option may not be less than the fair market value of a share of common stock at the time of grant. Grants outstanding at March 31, 1997 vest in two equal installments on the first and second anniversary of the date of grant. Future grants may have different vesting schedules. At March 31, 1997, there were 15,000 shares available for future grants. At March 31, 1997, 10,000 shares of restricted


Option activity under the option plans during the three years ended March 31, 1997 is summarized as follows:



-----------------------------------------------------------------------------------------------------------------------------------
                              Incentive Option Plan    Non-Qualified Option Plan    1994 Stock Incentive Plan      Weighted Average
                             -----------------------   -------------------------   --------------------------      ----------------
                             Number of  Option Price   Number of   Option Price    Number of    Option Price        Option Price
                              Shares     Per Share      Shares      Per Share       Shares        Per Share          Per Share
-----------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 1994..  162,670   $1.875-$2.50     737,750     $.60-$4.125        --             --                 2.20
 Granted...................     --           --          13,000     $1.31-$2.50        --             --                 1.58
 Exercised.................     --           --            --            --            --             --                  --
 Cancelled.................  (15,170)        $1.875     (84,250)    $.60-$4.125        --             --                 2.10
-----------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 1995    147,500          $2.50     666,500     $.60-$4.125        --             --                 2.20
-----------------------------------------------------------------------------------------------------------------------------------
 Granted...................     --           --         268,000      $.97-$2.14      270,000     $ .97-$2.19             1.50
 Exercised.................     --           --        (207,500)     $.60-$.875        --             --                  .77
 Cancelled.................     --           --        (108,500)     $.97-$3.25        --             --                 2.49
-----------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 1996    147,500          $2.50     6l8,500     $.97-$4.125      270,000     $ .97-$2.19             2.09
-----------------------------------------------------------------------------------------------------------------------------------
 Granted...................     --           --         303,250     $1.69-$2.38      205,000     $1.88-$2.38             1.88
 Exercised.................     --           --         (20,500)     $.97-$1.75        --             --                 1.46
 Cancelled................. (147,500)         $2.50     (20,500)     $.97-$2.50        --             --                 1.71
-----------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 1997      --           --         880,750      $.97-$2.50      475,000     $ .97-$2.38             1.71
-----------------------------------------------------------------------------------------------------------------------------------

stock are outstanding, none of which have vested. Furthermore, the number of non-qualified options exercisable at March 31, 1997, 1996, and 1995 were 135,000, 0 and 0 respectively. No incentive options have been issued under this plan.

Pursuant to an employment agreement expiring in August 1998, the Board of Directors approved the issuance of a five year warrant to purchase the Company's common stock to the former principal stockholder of Quan Tech, Inc. The warrant, which expires on August 10, 1999, permits the holder to purchase 80,592 shares of common stock at $2.1875 per share, the market value on the date of grant.

In accordance with the provisions of SFAS No. 123, the Company has elected to apply APB 25 and related interpretations in accounting for its stock option and restricted stock bonus plans because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123 requires use of option valuation models that were not developed for use in valuing such stock options. For the years ended March 31, 1997, 1996, and 1995, all stock options were granted with an exercise price equal to the fair market value on their date of grant. Therefore, under the provisions of APB 25, no compensation expense has been recognized under the Company's stock option plans. If the Company had elected to recognize compensation expense based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below:

---------------------------------------------------------
                                       1997        1996
---------------------------------------------------------
Net income - as reported              971,347     710,743
Net income - pro forma                791,826     660,085
Earnings per share - as reported:
   Primary                                .12         .09
   Fully diluted                          .11         .09
Earnings per share - pro forma:
   Primary                                .09         .08
   Fully diluted                          .09         .08
---------------------------------------------------------

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

---------------------------------------------------------
                                       1997        1996
---------------------------------------------------------
Expected dividend yield                 0.0%      0.0%
Expected stock price volatility          .625      .629
Risk-free interest rate                 6.25%     5.66%
Expected life of options              4 years   4 years
---------------------------------------------------------

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The weighted average fair value of options granted is $1.02 in fiscal 1997 and $1.00 in fiscal 1996. The weighted-average remaining contractual life of all options outstanding at March 31, 1997 is 3.3 years. The weighted-average exercise price of all options exercisable at March 31, 1997 is $1.65. The pro forma effect on net income in fiscal 1997 and 1996 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to fiscal 1996.

12.  Retirement Plan


Effective April 1, 1988, the Company adopted a retirement plan for all of its employees pursuant to section 401(k) of the Internal Revenue Code. Subject to the terms and conditions of the plan, each eligible employee may contribute up to 15% of his or her compensation as defined therein. In addition, the Plan provides for a discretionary matching company contribution of 50% of the employee's contribution up to a maximum of 6% of their compensation. The Company's contribution vests over a period of four years and amounted to $41,276 in 1997, $10,140 in 1996 and $27,262 in 1995.

13.  Other Matters

     (a) The Company operates in one industry, disposable medical products.

     (b) The Company presently obtains substantially all of its raw materials for operating room towels from China. These operating room towels are designated as a textile, for which an export visa is required. These export visas have continued to impact the availability and pricing of operating room towels. While the Company cannot predict whether or not these conditions will continue during fiscal 1998, the Company has accelerated its procurement of operating room towels from China. Management believes that it will be able to meet the Company's requirements of operating room towels for fiscal 1998.

     (c) Sales to Owens and Minor Inc., Allegiance Healthcare Corp. and
General Medical Corporation accounted for approximately 23%, 18% and 10% of net sales, respectively for the fiscal year ended March 31, 1997, and 23%, 21% and 10% for the fiscal year ended March 31, 1996. Sales to Allegiance Healthcare Corp. and Owens and Minor, Inc. each accounted for approximately 19% of net sales for the fiscal year ended March 31, 1995.

     (d) Product development costs charged to expense were $315,000, $291,000 and $211,000 for the years ended March 31, 1997, 1996 and 1995, respectively.

14. Subsequent Event

Subsequent to March 31, 1997, the Company entered into an agreement to purchase a building in Arden, N.C. for $2,900,000 to function as its new manufacturing facility. The Company is in the process of financing the purchase price with an Industrial Revenue Bond. The terms of such financing have not been finalized.

Subsequent to March 31, 1997 the Company also signed an agreement for the sale of its existing manufacturing facility in Asheville, N.C. (see Note 9 (f)). The selling price of $1,425,000 is expected to be paid by the scheduled closing date of August 15, 1997. Such proceeds will be used first to pay the remaining mortgage on the existing manufacturing facility, then to pay down other debt balances.

STATEMENT OF MANAGEMENT RESPONSIBILITY



The financial statements included in this annual report have been prepared by the management of Medical Action Industries Inc. which has primary responsibility for the integrity and objectivity of the statements. The financial statements were prepared in conformity with generally accepted accounting principles and include, where necessary, certain estimates and judgements by management deemed appropriate in light of existing circumstances.

Management is also responsible for maintaining a system of internal accounting controls designed to provide reasonable assurance that transactions are properly authorized and recorded and the Company's assets are safeguarded against material loss and unauthorized use or disposal. To accomplish this, management has developed prescribed policies and procedures encompassing all facets of the Company's accounting system. These policies and procedures are continuously monitored by management and are updated or modified as needed.

The financial statements of the Company have been audited by Ernst & Young LLP, independent auditors. Their accompanying report is based on an audit conducted in accordance with generally accepted auditing standards, including a review of internal accounting controls and financial reporting matters.

The Company's Board of Directors maintains an Audit Committee consisting of outside directors who meet periodically with management and separately with the independent auditors to review financial reporting matters and to discuss issues relating to their audit.

REPORT OF INDEPENDENT AUDITORS

Stockholders and Board of Directors
Medical Action Industries Inc.

We have audited the accompanying balance sheets of Medical Action Industries Inc. as of March 31, 1997 and 1996, and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medical Action Industries Inc. at March 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1997, in conformity with generally accepted accounting principles.

/s/ Joseph R. Meringola
Joseph R. Meringola, Chairman of the Board

(Chief Executive Officer)

/s/ Paul D. Meringola
Paul D. Meringola, President
(Chief Operating Officer)

/s/ Ernst & Young LLP
Melville, N.Y.
May 23, 1997

CORPORATE INFORMATION AND DIRECTORY

BOARD OF DIRECTORS

Joseph R. Meringola
Chairman of the Board
Chief Executive Officer

Paul D. Meringola
President
Chief Operating Officer

Richard G. Satin
Vice President - Operations
 and General Counsel

Bernard Wengrover
Certified Public Accountant

Dr. Philip F. Corso
Assistant Clinical Professor of
Surgery - Yale University School
of Medicine; Senior Attending and
Emeritus Chief of Plastic Surgery
Bridgeport and Norwalk Hospitals

Dr. Thomas A. Nicosia
Fellow of the American College of
Cardiology.  Affiliated with
St. Francis and North Shore
University Hospitals, President of the
Medical Staff of St. Francis Hospital
in Roslyn, New York

EXECUTIVE OFFICERS

Joseph R. Meringola
Chairman of the Board
Chief Executive Officer

Paul D. Meringola
President
Chief Operating Officer

Richard G. Satin
Vice President - Operations
 and General Counsel

Daniel F. Marsh
Vice President - Sales
 and Marketing


OPERATIONS MANAGEMENT

Victor Bacchioni
Corporate Controller

Hal Carpenter
National Accounts Manager

Steve Ferrera
Director of Sales and Marketing-
OEM Division

Eric Liu
Director of China Operations

Philip R. Meringola
Director of Information
 Systems

John Nie
National Sales Manager

John J. White, Jr.
Vice President-Manufacturing

INDEPENDENT AUDITORS

Ernst & Young LLP
395 N. Service Road
Melville, New York  11747

REGISTRAR & TRANSFER AGENT

American Stock Transfer
and Trust Company
40 Wall Street
New York, New York  10005

STOCK TRADING

Medical Action's common stock trades on the National Market tier of the NASDAQ Stock Market under the symbol MDCI. As of June 1, 1997, there were approximately 500 stockholders of record, which does not include approximately 3,500 beneficial owners of shares held in the names of brokers or other nominees. The following table sets forth, for the periods indicated, the high and low prices per share of Medical Action Common Stock as reported by the National Market tier of the NASDAQ Stock Market:

SEC FORM 10-K

If you would like a copy of our Annual Report on SEC Form 10-K for the fiscal year ended March 31, 1997, you may obtain it without charge. Direct your request to Medical Action Industries Inc., Corporate Secretary, 150 Motor Parkway, Hauppauge, New York 11788.

COMPANY FACILITIES

Executive Offices
150 Motor Parkway
Hauppauge, New York  11788

Manufacturing and
Distribution Facilities

537 Sweeten Creek Industrial Park
Asheville, North Carolina  28803

273 Cane Creek
Fletcher, North Carolina  28732

24 Buxton Avenue
Asheville, North Carolina  28801

1934 New Highway
Farmingdale, New York  11735

ANNUAL STOCKHOLDERS' MEETING

The Annual Stockholders' Meeting of Medical Action will be held on Wednesday, August 13, 1997 at the offices of Medical Action Industries Inc., 150 Motor Parkway, lower level, Hauppauge, New York. A Form of Proxy and Proxy Statement is being mailed to stockholders of record with this report.

DUPLICATE MAILINGS

When a stockholder owns shares in more than one account or when several stockholders live at the same address, they may receive multiple copies of the Annual Report or other mailings.

For further information on how to eliminate multiple mailings, contact American Stock Transfer and Trust Company at (718) 921-8293.

-------------------------------------------------------------------
                              Fiscal 1997            Fiscal 1996
-------------------------------------------------------------------
                             High      Low          High     Low

First Quarter                2-1/2    1-25/32      1-15/16   1-7/8
Second Quarter               2-5/16   1-5/8        2-1/2     1-1/4
Third Quarter                2-5/32   1-5/16       2-1/16    1-5/16
Fourth Quarter               3-3/4    1-9/16       2-5/8     1-7/8
-------------------------------------------------------------------

[LOGO]

Medical Action Industries Inc.
    Executive Offices:
    150 Motor Parkway
        Suite 205
   Hauppauge, NY 11788
     (516) 231-4600